# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Revolve Group, Inc., CIK 0001746618
CUSIP: 76156B107
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 12889 Moore Street, Cerritos, California (CA), 90703
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001756618

## Reporting persons
- MMMK Development, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 30,883,465; sole dispositive power 0; shared dispositive power 30,883,465; aggregate amount beneficially owned 30,883,465 (43.4% of the class)
- Michael Karanikolas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 123,000; shared voting power 30,883,465; sole dispositive power 123,000; shared dispositive power 30,883,465; aggregate amount beneficially owned 31,006,465 (43.5% of the class)
- Michael Mente: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 108,331; shared voting power 30,883,465; sole dispositive power 108,331; shared dispositive power 30,883,465; aggregate amount beneficially owned 30,956,465 (43.5% of the class)

## Item 1. Issuer
Name of issuer: Revolve Group, Inc.
Address of issuer's principal executive offices: 12889 Moore Street, Cerritos, California 90703

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by each of the following persons (each a "Reporting Person," and together, the "Reporting Persons"):

MMMK Development, Inc.
Michael Karanikolas
Michael Mente
Address of principal business office or, if none, residence: The address for each of the Reporting Persons is c/o Revolve Group, Inc., 12889 Moore Street, Cerritos, California 90703.
Citizenship: MMMK Development, Inc. is incorporated in the state of Delaware and each of Michael Karanikolas and Michael Mente are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class:
See the responses to Item 11 on the attached cover pages.

Based on 40,298,699 shares of Class A common stock outstanding as of February 18, 2025, as reported in Revolve Group, Inc.'s Annual Report on Form 10-K for the year ended Decemebr 31, 2024, filed with the Securities and Exchange Commission on February 25, 2025. With regard to MMMK Development, Inc., 43.4%; with regard to Michael Karanikolas 43.5%; and with regard to Michael Mente 43.5%.
Sole power to vote or to direct the vote:
See the responses to Item 5 on the attached cover pages.

With regard to Michael Karanikolas, such response represents shares of Class A common stock held directly by Michael Karanikolas. With regard to Michael Mente, such response represents (i) 73,000 shares of Class A common stock held directly by Mr. Mente and (ii) 35,331 shares of Class B common stock held directly by Mr. Mente, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the holder's election, and which convert automatically upon any transfer.
Shared power to vote or to direct the vote:
See the responses to Item 6 on the attached cover pages.

Such responses represent an equal number of shares of Class B common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the holder's election, and which convert automatically upon any transfer. Such shares are directly held by MMMK Development, Inc. for the benefit of Michael Karanikolas and Michael Mente. Messrs. Karanikolas and Mente are the stockholders of MMMK Development, Inc. and share voting and dispositive power over the shares held by MMMK Development, Inc.
Sole power to dispose or to direct the disposition:
See the responses to Item 7 on the attached cover pages.

With regard to Michael Karanikolas, such response represents shares of Class A common stock held directly by Michael Karanikolas. With regard to Michael Mente, such response represents (i) 73,000 shares of Class A common stock held directly by Mr. Mente and (ii) 35,331 shares of Class B common stock held directly by Mr. Mente, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the holder's election, and which convert automatically upon any transfer.
Shared power to dispose or to direct the disposition:
See the responses to Item 8 on the attached cover pages.

Such responses represent an equal number of shares of Class B common stock, which are convertible into shares of Class A common stock on a one-for-one basis at any time at the holder's election, and which convert automatically upon any transfer. Such shares are directly held by MMMK Development, Inc. for the benefit of Michael Karanikolas and Michael Mente. Messrs. Karanikolas and Mente are the stockholders of MMMK Development, Inc. and share voting and dispositive power over the shares held by MMMK Development, Inc.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- MMMK Development, Inc.: /s/ Nancy Herrman, Nancy Herrman - President (04/24/2025)
- Michael Karanikolas: /s/ Michael Karanikolas, Michael Karanikolas (04/24/2025)
- Michael Mente: /s/ Michael Mente, Michael Mente (04/24/2025)